UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF MAY, 2012

COMMISSION FILE NUMBER:  001-34491

DRAGONWAVE INC.

(Translation of registrant’s name into English)

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F                                 ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the  Securities Exchange Act of 1934:                 ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

The following exhibit is issued by DragonWave Inc.

Exhibit Number	Description
99.1	Press release dated May 8, 2012 — DragonWave First to Market with 2048 QAM Radios

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC.
(Registrant)

		By:	/s/ Russell Frederick
		Name:	Russell Frederick
		Title:	Chief Financial Officer

Date:	May 8, 2012

FOR IMMEDIATE RELEASE

DRAGONWAVE FIRST TO MARKET WITH 2048 QAM RADIOS

Horizon® Radios deliver industry’s highest spectral efficiency with up to 37% more capacity than industry standard 256 QAM systems

Ottawa, Canada, May 8, 2012 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced the availability of higher modulation modes of up to 2048 QAM on its Horizon packet microwave products. This higher modulation allows the radios to transport up to 37% more data through existing microwave channels, which significantly improves spectral efficiency and, correspondingly, lowers operators’ cost per bit. When DragonWave’s unique Bandwidth Accelerator feature—the industry’s only wire-speed bulk data compression technology—is enabled, spectral efficiency is further enhanced 25% to 100% depending on traffic patterns.

This unmatched spectral efficiency furthers the lead DragonWave’s Horizon packet microwave products have in total link capacity over competitive products. Additionally, all Horizon packet microwave radios also support hitless adaptive modulation, bringing operators the benefits of higher capacity delivery by the new modes when link properties permit—even on existing links that have been designed for lower modulation modes.

Jennifer Pigg, president and founder, Battle Green Research, a Yankee Group affiliate, said “DragonWave has a well-earned reputation as a leading innovator in wireless packet microwave delivery. The company’s solution of coupling higher modulation modes with Hitless Adaptive Modulation provides a cost-effective and much needed solution to meet the explosive increase in backhaul capacity demand being driven by a surge in mobile devices and the applications they employ.”

With 2048 QAM, customers can achieve greater than 500 Mbps of transport in a Horizon Compact+ all-outdoor system and up to a Gigabit with DragonWave’s Bandwidth Accelerator.  Horizon Quantum can provide 2 carriers per radio each capable of 1024 QAM, delivering up to 2 Gbps in a single radio with Bandwidth Accelerator.

Peter Allen, CEO of DragonWave said “We are proud to once again increase the benchmark by offering the industry’s highest capacity and highest spectral efficiency radios. Our commitment to remain at the forefront of technological innovation continues to benefit both DragonWave and our customers”.

DragonWave’s Horizon line of packet microwave systems delivers the highest levels of spectral efficiency, and reliability for carrier-grade delivery of advanced applications and services.

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024